Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State of Incorporation

Subsidiaries of Carolina Financial Corporation:
CresCom Bank	South Carolina
Carolina Financial Capital Trust I	Delaware
Carolina Financial Capital Trust II	Delaware
Greer Capital Trust I	Delaware
Greer Capital Trust II	Delaware
First South Preferred Trust I	Delaware

Subsidiaries of CresCom Bank:
Crescent Mortgage Company	Delaware
Carolina Services Corporation of Charleston	Delaware
CresCom Leasing, LLC	North Carolina
DTFS, Inc.	North Carolina